Registration No. 333-38230
================================================================================
              Prospectus Supplement dated December 4, 2001
              (To Prospectus dated April 13, 2001)


                                 377,358 Shares


                           COLUMBIA LABORATORIES, INC.

                                  Common Stock


                       We are offering 377,358 shares of our common stock
              directly to Acqua Wellington North American Equities Fund, Ltd. pursuant to this prospectus supplement at a price of $2.65 per share. We are selling these shares to Acqua Wellington under the stock purchase agreement described in the "Plan of Distribution" section of the accompanying prospectus. We will receive gross proceeds of $1 million before deducting our expenses of this offering.

                       Acqua Wellington is an "underwriter" within the meaning
              of the Securities Act of 1933, as amended (the "Securities Act"), and any profits on the sale of the shares of our common stock by Acqua Wellington and any discounts, commissions or concessions received by Acqua Wellington may be deemed to be underwriting discounts and commissions under the Securities Act. Acqua Wellington has informed us that it intends to use Carlin Equities Corp. as the broker-dealer for sales of shares of common stock on the American Stock Exchange. Carlin Equities Corp. is an "underwriter" within the meaning of the Securities Act.

                      Our common stock trades on the American Stock Exchange
              under the symbol COB. On December 3, 2001, the last reported sale price of the common stock on the AMEX was $2.95 per share.

                      The securities we offer involve a high degree of risk,
              which we describe in the "Risk Factors" section beginning on Page S-6 of this Prospectus Supplement.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.





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No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.













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                        ABOUT THIS PROSPECTUS SUPPLEMENT

         This prospectus supplement is a supplement to the prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of our common stock up to an aggregate amount of $75,000,000 of which this offering is part. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes certain of the information contained in the prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" before investing in our common stock.

                          PROSPECTUS SUPPLEMENT SUMMARY

                           Columbia Laboratories, Inc.

         Because this is a summary, it does not contain all the information about Columbia that may be important to you. To understand the specific terms of the securities, you should read this prospectus supplement and the accompanying prospectus carefully. You should also carefully read the section entitled "Risk Factors" in this prospectus supplement and the documents identified under the caption "Where You Can Find More Information."

         We are currently engaged in the development and sale of pharmaceutical products. Our objective is to develop unique pharmaceutical products that treat specific diseases and conditions including:

         o        infertility;

         o        testosterone deficiency;

         o        dysmenorrhea, painful uterine cramping associated with menses;

         o endometriosis, the growth of endometrial tissue outside the uterus; and

         o        hormonal deficiencies.

         Our products primarily utilize our patented Bioadhesive Delivery System. The Bioadhesive Delivery System is based upon the principal of bioadhesion, a process by which the polymer, a large insoluble substance, adheres to skin and other body surfaces and to mucin, a naturally occurring secretion of the mucous membranes. The polymer remains attached to the surfaces or the mucin and is discharged upon normal cell turnover. Cell turnover is a normal process which, depending upon the area of the body, occurs every 12 to 72 hours. The extended period of attachment permits the Bioadhesive Delivery System to be utilized in products when extended duration of effectiveness is desirable or required.

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         Our first prescription drug utilizing the Bioadhesive Delivery System,
Crinone(R), is a sustained release, vaginally delivered, natural progesterone product. Progesterone is a hormone manufactured by a woman's ovary in the second half of the menstrual cycle. By delivering progesterone directly to the uterus, a process we call "First Uterine Pass Effect"(C), it maximizes the therapeutic benefit. It also avoids side effects seen with orally-delivered synthetic progesterone-like drugs. In May 1997, we received U.S. marketing approval for Crinone from the FDA for use as progesterone supplementation or replacement as part of a treatment program for infertile women. In July 1997, we received U.S. marketing approval for Crinone from the FDA for the treatment of secondary amenorrhea, which is the loss of the menstrual period. Outside the U.S., Crinone has been approved for marketing for one or more medical indications in a variety of European and Latin American countries.

         In May 1995, we entered into a worldwide, except for South Africa, license and supply agreement for Crinone with American Home Products Corporation. As part of the agreement, the Wyeth-Ayerst Laboratories division of AHP marketed Crinone. On July 2, 1999, AHP assigned the license and supply agreement to Ares-Serono, a Swiss pharmaceutical company. Serono paid $68 million to AHP for the rights to Crinone and assumed AHP's financial obligations to us.

         As previously announced, in April 2001 we initiated a voluntary recall of a number of batches of Crinone that were affected by a drug application problem that could cause the consistency of the gel to change over time. Our investigations have confirmed that the problem with the affected batches poses no safety risk to patients and that the active ingredient of the product is still effective. In connection with the recall, we halted further shipments of Crinone to our customers pending our revalidation of the manufacturing process. We have since manufactured new batches of Crinone under a revalidation protocol, and initiated shipments of these new batches of Crinone to Serono. However, Serono has informed us that it is rejecting the new batches of Crinone. We are involved in litigation with Serono over a number of issues related to our relationship with Serono and the Crinone recall. On November 26, 2001, we announced that we filed counterclaims against Serono alleging, among other things, breach of contract by Serono for its failure to re-launch Crinone into the market. On November 30, 2001, we announced that if this and other breaches are not resolved within 60 days, we plan to terminate the license and supply agreement with Serono and attempt to market Crinone directly. At the present time, we cannot predict the outcome of the litigation and we cannot assure you as to when market sales of Crinone will be resumed or that, once marketing of Crinone is resumed, such marketing will be successful, or that we would be successful in establishing an independent marketing infrastructure.

         In addition, we have produced through contract manufacturers the following over-the-counter products for sales by us or our licensees:

         o        Advantage-S(R), our female contraceptive gel;

         o Replens(R), which replenishes vaginal moisture on a sustained basis and relieves the discomfort associated with vaginal dryness; and

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                                      S-2
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         o        MipHil(TM), which reduces vaginal pH for the elimination of symptoms of bacterial vaginosis.

         On May 5, 2000, we sold various tangible and intangible assets related to the U.S. rights for Replens to Lil' Drug Store Products, Inc. for a total of $4.5 million cash. Additionally, Lil' Drug Store agreed to buy up to $500,000 of Replens inventory from us and to pay us future royalties of up to $2 million equal to 10% of future U.S. sales of Replens.

         Additionally, on May 5, 2000, we licensed our Legatrin PM, Legatrin GCM, Vaporizer in a Bottle and Diasorb brands to Lil' Drug Store. Under the terms of these agreements, we will receive license fees equal to 20% of the licensee's net sales of these brands. These agreements each have five-year terms with provisions for renewal and contain options that allow the licensee to acquire the brands from us. On December 29, 2000 Lil' Drug Store purchased Vaporizer in a Bottle for $201,800.

         We intend to concentrate on developing our prescription products, including Chronodyne(R), a product intended to relax the uterus and prevent abnormal contractions. This product may be useful in the treatment of disorders such as dysmenorrhea and endometriosis.

         Our research in endocrinology has also led to the development of a physiologic testosterone bioadhesive buccal tablet, a product to treat "andropause" in men. Like the failure of the ovaries in menopausal women to produce estrogen, andropause occurs upon the failure of the testes to produce sufficient testosterone in men. This, in turn, results in increasing levels of Follicle Stimulating Hormone, a natural hormone in the male pituitary gland which stimulates the testicles to produce testosterone. This may have the same impact as menopause in women, including:

         o        increased risk of cardiovascular disease;

         o        Alzheimer's disease; and

         o        osteoporosis.

         Our physiologic testosterone bioadhesive buccal tablet may play an important role in the treatment of angina, the pain associated with the clogging of the coronary arteries, and in the secondary prevention of a heart attack. We recently entered into Phase III clinical trials for our physiologic testosterone buccal tablet and expect to complete Phase III trials and file regulatory submission in the United States and Europe by year-end.

         We have focused on women's health care because of the significant number of women's health and hygiene needs which have not been met by available products and because we have found vaginal delivery of pharmaceutical products to be particularly effective. We intend to continue to develop products that improve the delivery of previously approved drugs.

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                  Our principal executive offices are located at:

                       220 South Orange Avenue, 2nd Floor
                       Livingston, New Jersey 07039
                       Tel: (973) 994-3999

         Our subsidiaries, all of which are wholly-owned, are Columbia Laboratories (Bermuda) Ltd., Columbia Laboratories (France) SA, Columbia Laboratories (UK) Limited and Columbia Research Laboratories, Inc.














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                                      S-4
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                                  THE OFFERING



         Issuer.  Columbia Laboratories, Inc.

         Common Stock Offered. 377,358 shares.

         Price per Share.  $2.65.

         Common Stock Outstanding After This Offering. 31,978,846 shares.

         Use of Proceeds. We will use the net proceeds of this offering for general corporate purposes, which may include working capital, funding our operating losses, capital expenditures and operating expenses.

         Rights of Holders of Common Stock. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except those matters that are submitted solely to a vote of the holders of preferred stock. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by the board of directors. We do not anticipate paying dividends on the common stock for the foreseeable future.

         American Stock Exchange Symbol.  COB









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                                      S-5
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                                  RISK FACTORS

         You should carefully consider the following risk factors as well as the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment in the common stock. Any one or a combination of these risk factors may have a material adverse effect on Columbia.

Our history of losses and other factors may result in a shortage of working capital for our operations.

         We cannot assure you that funds generated from operations will be sufficient to achieve our plans. For the fiscal year ended December 31, 2000, we had a net loss of $2.6 million, which was primarily the result of a lack of sales and costly research and development activities. We reported a net loss of $11.5 million for the nine-months ended September 30, 2001. If we are unable to promptly resume market sales of Crinone and otherwise increase sales of our products, we may not have sufficient funds to continue operations, unless we are able to raise additional funds from sales of securities or otherwise. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all.

The failure of other companies to successfully promote our products could adversely effect our cash flow. We are involved in litigation with one of the companies responsible for marketing and distributing one of our key products.

         We have entered into agreements with other companies for the distribution and marketing of our Bioadhesive Delivery System and over-the-counter products in the U.S. and several foreign countries. Our success is dependent to a great extent on the marketing efforts of our distribution and marketing partners, over which we have limited ability to influence. The failure of these companies to aggressively or successfully market our products could have a material adverse effect on our cash flow.

         We may not be able to satisfy all of our obligations under these agreements. Our obligations include developing the products to be sold and obtaining regulatory approvals allowing for their sale. The failure to satisfy our obligations under any of these agreements may result in modification or termination of the relevant agreement and damage claims against us. This could have a material adverse effect on our business and financial condition.

         As part of these agreements, several of our partners have the right of first option or right of first refusal to license gynecological products that we develop in the future. We are currently in discussions with these partners and other companies regarding the potential licensing of other products. We cannot assure you that we will be able to enter into any of these agreements or that we will receive any up-front payments or ongoing royalties. We also cannot assure you that our partners will aggressively or successfully market these products.

         As previously disclosed, we are currently involved in litigation with Serono with respect to the agreements between Serono and us and matters arising out of the recall of Crinone. We filed counterclaims against Serono alleging,

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among other things, breach of contract by Serono for its failure to market
Crinone in accordance with our agreement, and for Serono's failure to re-launch Crinone into the market following our delivery of revalidated batches of Crinone to Serono. On November 30, 2001, we announced that if these and other breaches are not resolved within 60 days, we plan to terminate the license and supply agreement with Serono and attempt to market Crinone directly. Although we intend to vigorously enforce our rights and defend our positions, if our dispute with Serono is ultimately resolved in a manner adverse to us, that could have a material adverse effect on our business and financial condition (for further information relating to this matter, see the discussion below under the caption "Undetected problems with our products could harm our business").

We face significant competition from pharmaceutical and consumer product companies, which may adversely impact our market share.

         We, and our partners, operate in or intend to enter intensely competitive markets. We compete against established pharmaceutical and consumer product companies that market products addressing similar needs. In addition, numerous companies are developing, or in the future may develop, enhanced delivery systems and products that compete with our present and proposed products. Some competitors have greater financial, research and technical resources. These competitors may also have greater marketing capabilities, including the resources to implement extensive advertising campaigns. It is possible that we may not have the resources to withstand these and other competitive forces. As a result, we may lose market share.

         Crinone, although a natural progesterone product, competes in markets with other progestins, both synthetic and natural, which may be delivered orally, by injections or by suppositories. Some of the more successful orally dosed products include Provera(R) marketed by the Upjohn Company and Prempro(R) and Premphase(R) marketed by American Home Products. We also believe that Advantage-S, Legatrin PM, Legatrin GCM Formula and Diasorb compete against numerous products in their respective categories.

Steps taken by us to protect our proprietary rights might not be adequate, in which case competitors may infringe on our rights or develop similar products.

         Our success and ability to compete is partially dependent on our proprietary technology. We rely primarily on a combination of U.S. patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights. To this date, we have never been a party to a proprietary rights action.

         Even though we have patents covering our Bioadhesive Delivery System, other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the patents of others, we cannot assure you that our technology does not and will not infringe on the patents of others. In the event of infringement, we may be required to modify our technology or products, obtain

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licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.

         We have filed the following as trademarks in countries throughout the world:

                  o        "Advantage-S"

                  o        "Advantage-24"

                  o        "Advantage-LA"

                  o        "Replens"

                  o        "Crinone"

                  o        "Chronodyne"

         These trademarks, however, may not afford us adequate protection or we may not have the financial resources to enforce our rights under these trademarks.

Our dependence on a principal supplier may limit our ability to secure necessary materials.

         Medical grade, cross-linked polycarbophil, the polymer used in our products using our Bioadhesive Delivery System, is currently available from only one supplier, B.F. Goodrich Company. We believe that Goodrich will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Goodrich cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. We cannot assure you that an alternative source of polycarbophil can be obtained or that it can be obtained on satisfactory terms.

We depend upon third party manufacturers who may not be able to meet our future needs.

         We rely on third parties to manufacture our products. These manufacturers may not be able to satisfy our needs in the future. This could have an adverse effect on our profit margins and our ability to deliver our products on a timely and competitive basis.

Our failure to develop our products or delay in development of our products could have a material adverse effect on our business.

         The development of new pharmaceutical products is uncertain and subject to a number of significant risks. Some of our pharmaceutical products are in various stages of development and will require significant research and development efforts before we can sell them. These efforts include extensive preclinical and clinical testing, during which the products may be found to be ineffective.

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Delays or failure in obtaining regulatory approvals may delay or prevent marketing of the products that we are developing. Delays in the marketing or failure to market our products could have a material adverse effect on our business.

         Nearly every aspect of the development, manufacture and commercialization of our pharmaceutical products is subject to time consuming and costly regulation by various governmental entities, including:

         o        the Food and Drug Administration;

         o        the Federal Trade Commission;

         o        applicable state agencies; and

         o applicable regulatory agencies in those foreign countries where our products are manufactured or distributed.

Delays or failure in obtaining approvals from the regulatory agencies can have material adverse effects on our business and prospects.

         As in the United States, almost all foreign countries require pre-marketing approval by health regulatory authorities. Requirements for approval differ from country to country and involve different types of testing. There can be substantial delays in obtaining, or failures to obtain, required approvals from regulatory authorities. Even after approvals are obtained, there can be further delays encountered before the products become commercially available. These failures or delays can have material adverse effects on our business and prospects.

Our current insurance coverage could be insufficient. Product liability claim awards in excess of our insurance coverage could have a material adverse effect on our business.

         Due to the nature of our business, we may be exposed to product liability claims by consumers. Although we presently maintain product liability insurance coverage in the amount of $20 million, this may not be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations.

         Some food and drug retailers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for retail distribution. Our failure to satisfy insurance requirements could limit our ability to achieve broad retail distribution of our products. This could have a material adverse effect upon our business and financial condition.

Undetected problems with our products could harm our business.

         We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and standards proscribed by applicable governmental regulations. However, notwithstanding our efforts, our products, or ingredients we purchase from our suppliers for

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inclusion in our products, may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with, or result in the loss of, customers, injure our reputation, impair market acceptance of our products, harm our financial results and, in certain circumstances, expose us to product liability or other claims.

         We previously established a reserve of approximately $1.5 million to cover estimated out-of-pocket, direct costs related to a voluntary recall of a number of batches of Crinone gel which were affected by a drug application problem that could cause the consistency of the gel to change over time. Our investigations have confirmed that the problem with the affected batches poses no safety risk to patients and that the active ingredient of the product is still effective. We cannot assure you, however, that the actual costs, losses and claims related to the recall will not exceed the amount of the reserve. In connection with the recall, we halted further shipments of Crinone to our customers pending our revalidation of the manufacturing process for Crinone, and this halt in shipments has resulted and may further result in significant lost sales. We have since manufactured new batches of Crinone under a revalidation protocol, and initiated shipments of these new batches of Crinone to Serono. However, Serono has informed us that it is rejecting the new batches of Crinone. We are involved in litigation with Serono over a number of issues related to our relationship with Serono and the Crinone recall. At the present time, we cannot predict the outcome of the litigation and we cannot assure you as to when sales of Crinone into the market will be resumed or that, once marketing of Crinone is resumed, such marketing will be successful, or that we would be successful in establishing an independent marketing infrastructure.

The loss of our key executives could have a significant impact on our company.

         Our success depends in large part upon the abilities and continued service of our executive officers and other key employees, particularly William
J. Bologna, Chairman of the Board of Directors, and G. Frederick Wilkinson, our President and Chief Executive Officer. We have entered into an employment agreement with Mr. Wilkinson, which expires in April 2004. The loss of services of these persons could have a material adverse effect on our business and prospects.

Our ability to use net operating loss carryforwards could be reduced or lost. This could adversely affect our net income and cash flow.

         As of September 30, 2001, we had certain net operating loss carryforwards that may be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code on or before December 31, 2013. If we were to lose the benefits of these loss carryforwards, our earnings and cash resources would be materially and adversely affected.



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We do not intend to pay cash dividends on our common stock. As a result, you will not receive any periodic income from an investment in our common stock.

         We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business. In addition, applicable provisions of Delaware law may affect our ability to declare and pay dividends on our common stock and our preferred stock. Accordingly, you should not expect to receive any periodic income from owning our common stock. Any economic gain on your investment will be solely from an appreciation, if any, in the price of the stock.

Sales of large amounts of common stock may adversely affect our market price.

         Sales of large amounts of common stock in the open market could cause the market price of our common stock to drop. Prior to this offering, we had 31,601,488 shares of common stock outstanding, of which approximately 29,101,488 shares are freely tradable. Approximately 2,500,000 shares of our common stock are restricted securities, but may be sold pursuant to Rule 144. We also have the following securities outstanding:

         o        Series B Convertible Preferred Stock

         o        Series C Convertible Preferred Stock

         o        a subordinated convertible note

         o        warrants and options

If all of these securities are exercised or converted, an additional 9,122,512 shares of common stock will be outstanding, 8,672,512 of which have been registered under the Securities Act. When issued, these shares will be freely tradable. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.

Anti-takeover provisions could impede or discourage a third-party acquisition of our company. This could prevent stockholders from receiving a premium over market price for their stock.

         Columbia is a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. Our incorporation under Delaware law and our board's ability to create and issue a new series of preferred stock could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock if



                                      S-11
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investors view these factors as preventing stockholders from receiving a premium for their shares.

The Euro conversion may negatively impact our European operations.

         With two operating subsidiaries in Europe, economic and political developments in the European Union can have a significant impact on our business. For fiscal year 2000, 21.5% of our revenues were attributable to sales of our products in Europe. On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies and one common currency, the Euro. The Euro trades on currency exchanges and may be used in business transactions. Under the regulations governing the transition to the Euro, there is a "no compulsion, no prohibition" rule which states that no one is obligated to use the Euro until notes and coinage have been introduced on January 1, 2002. Beginning in January 2002, new Euro-denominated bills and coins will be issued and existing currencies will be withdrawn from circulation.

         Our operating subsidiaries affected by the Euro currency conversion have established plans to address the systems and business issues raised by the Euro currency conversion. These issues include:

         o the need to adapt computer and other business systems and equipment to accommodate Euro-denominated transactions; and

         o the competitive impact of cross-border price transparency which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis, particularly once the Euro currency is issued in 2002.

         Based on current plans and assumptions, we do not expect that the Euro conversion will have a material adverse impact on our financial condition or results of operations. Uncertainties, however, exist as to the effects the Euro currency may have on our European clients, as well as the impact of the Euro conversion on the economies of the participating countries. In addition, the increased price transparency that will be caused by the introduction of the Euro may negatively impact the pricing of our products in different participating countries. We will continue to evaluate the impact of the introduction of the Euro in the European locations in which we operate as we continue to expand our services.



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                           FORWARD-LOOKING INFORMATION

         The statements contained or incorporated by reference in this prospectus supplement that are not historical facts are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we, or our representatives, have made or may make forward-looking statements, orally or in writing. Furthermore, forward-looking statements may be included in our filings with the SEC as well as in press releases or oral presentations made by or with the approval of one of our authorized executive officers. Forward-looking statements include all statements about our future strategy and most other statements that are not historical in nature. Forward-looking statements are generally identified by words such as "believes," "estimates," "expects," "intends," "plans", "may," "will," "should," "anticipates", "attempt" and other similar expressions. Such statements include, without limitation, our expectations regarding:

         o        marketing and sales;

         o        earnings or other future financial performance and liquidity;

         o        product introductions;

         o        entry into new geographic regions; and

         o        general optimism about future operations or operating results.

         We caution you to bear in mind that forward-looking statements, by their very nature, involve assumptions and expectations and are subject to risks and uncertainties. Although we believe that the assumptions and expectations reflected in the forward-looking statements contained in this prospectus supplement are reasonable, we cannot assure you that those assumptions or expectations will ultimately be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus supplement under the caption "Risk Factors." These factors include the following:

         o the timing and success of the re-launch of Crinone(R)back into the marketplace;

         o our relationships with third parties who distribute and market our products;

         o        the outcome of the Serono litigation;

         o increased competitive activity from companies in the pharmaceutical industry, some of which have greater resources;

         o social, political, regulatory and economic conditions (including changes in investment environments, changes in regulations affecting the pharmaceutical or healthcare industries, changes in trade policies and regulations, and changes in accounting standards) that affect, or will affect, Columbia in the United States and abroad;



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         o        currency fluctuations affecting the relative prices at which we and foreign competitors sell our products in the same market;

         o        possibility of product recalls;

         o possibility of product liability or other claims or litigation;

         o failure to develop our products or delay in development of our products; and

         o timely completion of studies and approvals by the FDA and other regulatory agencies.

         Additional information on factors that may affect the business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus supplement.

                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms, including those located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms (including the location in New York City to where the public reference room formerly at Seven World Trade Center has been relocated).

         Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Copies of these reports, proxy statements and other information also can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006-1881.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities that we are offering under this prospectus supplement. This prospectus supplement, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to Columbia and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus supplement concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

         The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The


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information that we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

         The following documents filed by Columbia with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-10352) made prior to the termination of this offering are incorporated by reference:


         o our Annual Report on Form 10-K for the year ended December 31, 2000 (as amended by Form 10-K/A filed with the SEC on April 12, 2001);

         o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

         o our Current Reports on Form 8-K filed with the SEC on February 7, 2001, March 26, 2001, April 6, 2001, May 14, 2001, July 26,
                  2001, August 10, 2001 and December 4, 2001.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus supplement and the accompanying prospectus by writing or calling us at:

                        Columbia Laboratories, Inc.
                        220 South Orange Avenue, 2nd Floor
                        Livingston, New Jersey 07039
                        Attention:  David L. Weinberg, Chief Financial Officer
                        Telephone:  (973) 994-3999



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                                 USE OF PROCEEDS

         We anticipate our net proceeds from the sale of our common stock in this offering to be approximately $990,000 after deducting estimated offering expenses. We will use the net proceeds from the sale of the securities offered by this prospectus supplement for our general corporate purposes, which may include working capital, funding our operating losses, capital expenditures and operating expenses. Pending application for specific purposes, the net proceeds of any sale of the securities offered by this prospectus supplement may be invested in short-term investments and marketable securities.













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